UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

─────────────

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 28, 2016

─────────────

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

─────────────

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

─────────────

(630) 623-3000
(Registrant's telephone number, including area code)

─────────────

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

(c)   On September 28, 2016, Catherine A. Hoovel, 45, was elected Corporate Vice President and Chief Accounting Officer of McDonald's Corporation (the "Company"), effective on October 1, 2016. Ms. Hoovel currently serves as controller for the McDonald's restaurants owned and operated by McDonald's USA, a position she has held since April 2014. Prior to that time, Ms. Hoovel served in various corporate and regional finance roles across the organization since March 1996. In connection with Ms. Hoovel's promotion, she received a 13.4% salary increase and her annual cash bonus plan target increased from 30% of year-end base salary, to 50% of year-end base salary.

Brian Mullens, who currently serves as the Company's principal accounting officer, is transitioning to a new global finance role with the Company as of October 1, 2016.

Item 7.01. Regulation FD Disclosure.

On September 29, 2016, the Company issued an Investor Release announcing that on September 28, 2016, the Board of Directors declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

    (d)   *Exhibits.*
    99   Investor Release of McDonald's Corporation issued September 29, 2016:
               McDonald's Raises Quarterly Cash Dividend by 6%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: September 29, 2016

By: /s/ Denise A. Horne
_____
Denise A. Horne
Corporate Vice President—Associate General Counsel and Assistant Secretary

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued September 29, 2016: McDonald's Raises Quarterly Cash Dividend by 6%

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE	**FOR MORE INFORMATION CONTACT:**
09/29/2016	Investors: Chris Stent, 630-623-3801
	Media: Terri Hickey, 630-623-5593

McDONALD'S RAISES QUARTERLY CASH DIVIDEND BY 6%

- **Quarterly cash dividend increases 6% to $0.94 per share - the equivalent of $3.76 annually**
- **Through August 2016, the Company returned a cumulative $26 billion against its three-year, $30 billion cash return to shareholders target**

OAK BROOK, IL - On September 28, 2016, McDonald's Board of Directors declared a quarterly cash dividend of $0.94 per share of common stock payable on December 15, 2016 to shareholders of record at the close of business on December 1, 2016. This represents a 6% increase over the Company's previous quarterly dividend and brings the fourth quarter dividend payout to nearly $800 million.

McDonald's President and Chief Executive Officer Steve Easterbrook said, "I'm encouraged by the meaningful progress we've made against our turnaround plan and energized by the opportunities that lie ahead. Today's dividend increase reflects the strength and stability of our cash flow and our continued focus on driving long-term value for all stakeholders."

McDonald's has raised its dividend each and every year since paying its first dividend in 1976. The new quarterly dividend of $0.94 per share is equivalent to $3.76 annually. In addition, 2016 represents the final year of the Company's three-year, $30 billion cash return to shareholders target. Through August, the Company returned a cumulative $26 billion and is on track to complete the remaining amount by the end of the year.

Upcoming Communications

McDonald's plans to release third quarter results before the market opens on October 21, 2016 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

# # #